Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration Number 333-219410

Issuer Free Writing Prospectus dated Wednesday, September 19, 2018

As part of our continued commitment to providing your clients with retirement income strategies that are flexible enough to meet their needs through accumulation and retirement, we are considering an important enhancement to the Capital ChoiceTM suite of index-linked annuity products:

Product change summary

•	Addition of an exclusive index to Capital Choice - an index that will be part of the Shiller Barclays CAPE® family of indices

Timing and logistics

•	Changes have been submitted to regulators for appropriate evaluation.

•	We are currently targeting November 13, 2018, for the effective date of the enhancement, pending approval by regulators, and will confirm the schedule as we receive more information.

•	Our deadline to accommodate any customizations/restrictions, where possible, on the enhancement is October 28, 2018.

I have attached information on the index for your review. Your strategic relationship manager will be contacting you over the next few days to answer any questions or schedule a call for additional discussion about this enhancement.

Sincerely,

Greg Alberti | Vice President, Head of Strategic Relationship Management

FOR FINANCIAL PROFESSIONAL USE ONLY.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more information about the issuer and this offering. These documents are available for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus if requested; call toll free 866-543-7899.

Carefully consider the investment option’s objectives, risks, fees and expenses. Contact us for a prospectus, summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company. Insurance products issued by GWL&A, Corporate Office: Greenwood Village, CO; or in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. Great-West Financial®, Empower Retirement and Great-West Investments™ are the marketing names of GWL&A.

Index-linked annuities are long-term, tax-deferred investments designed for accumulation. They have associated contract fees, involve investment risks subject to the underlying indices and may lose value. Earnings are taxable as ordinary income when distributed. Withdrawals in excess of the free amount, or full surrender of the contract, may be subject to withdrawal or surrender charges and may apply a market value (or similar) adjustment that may increase or decrease the amount an investor will receive. Withdrawals made prior to age 59  1⁄2 may be subject to a 10% additional tax.

Allocations are not invested directly in an index. There is a substantial risk of loss of principal depending upon the chosen index strategy. The cap may cause the investment to underperform the Index.

Index-linked annuity contracts (ILVA-Core, ILMGA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

This material has been prepared for informational and educational purposes only and is not intended to provide investment, legal or tax advice.

©2018 Great-West Life & Annuity Insurance Company. All rights reserved.

B1020-AML-19773-0918_AM595959-0918 (B1020-AML-0918)

NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY